Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT ENCOUNTERS COLLECTION PROBLEMS IN RUSSIA
& CIS DUE TO THE FINANCIAL SITUATION IN THAT REGION

–RiT’s Russian Distributor RiT CIS, an affiliate of RiT's controlling shareholder STINS COMAN, has reported difficulties in making payments due to the regional economic situation

Tel Aviv, Israel – February 11, 2016 – RiT Technologies (NASDAQ: RITT), a leading provider of Converged Infrastructure Management Solutions, announced today that RiT CIS Ltd., its major distributor in Russia and the CIS region, has encountered payment problems due to the current economic situation in that region.

As a result, RiT CIS has delayed the making of payments for products that the Company has already sold and delivered, thereby adversely impacting RiT’s current cash flow. The delay may also adversely impact the Company’s expected revenues from the region and its overall financial results.

"We are taking actions to mitigate the effects of this new situation and will update the market  as to further significant developments," commented Yossi Ben Harosh, President and CEO of RiT Technologies Ltd.

About RiT Technologies
RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solution includes IIM - Intelligent Infrastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss the planning and expectation of increased revenues in Russia and CIS territories, we are using forward-looking statements. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:

Yossi Ben Harosh, President and CEO
yossibh@rittech.com
www.rittech.com